

07004006

AO 3/13

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH. D.C.
160

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14286

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITY SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE NATIONAL LIFE DRIVE
(No. and Street)

MONTPELIER	VERMONT	05604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DONALD MESSIER 802-229-7534
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name – *if individual, state last, first, middle name*)

NATIONAL LIFE BUILDING, 4TH FLOOR ONE NATIONAL LIFE DRIVE	MONTPELIER	VERMONT	05604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, DONALD MESSIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUITY SERVICES, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT - FINANCE

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equity Services, Inc.

(A wholly-owned subsidiary of NLV Financial Corporation)

Financial Statements with
Supplementary Information
December 31, 2006 and 2005


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH. D.C.
190
SECTION

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Index
December 31, 2006 and 2005

Page(s)



PricewaterhouseCoopers LLP
100 Pearl Street
Hartford, CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors
and Stockholder of Equity Services, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of operations and changes in stockholder's equity and of cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of Equity Services, Inc, (the Company) a wholly-owned subsidiary of NLV Financial Corporation at December 31, 2006 and 2005, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2006) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2007

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statements of Financial Condition
December 31, 2006 and 2005

	2006	2005
Assets		
Cash and cash equivalents	$ 7,975,088	$ 5,358,496
Income taxes recoverable from Parent	221,804	-
Investment advisor fees receivable	2,200,753	2,012,492
Other receivables	460,223	703,951
Furniture and equipment, net of depreciation	166,096	13,632
Prepaid expenses and other assets	401,823	333,360
Deferred tax asset	563,500	45,519
Total assets	$ 11,989,287	$ 8,467,450
Liabilities		
Commissions payable	$ 2,219,325	$ 2,949,317
Income taxes payable to Parent	-	185,433
Accounts payable and accrued expenses	4,773,014	932,955
Total liabilities	6,992,339	4,067,705
Stockholder's Equity		
Common stock, $1 par value - 1,000,000 shares authorized; 197,008 shares issued and outstanding	197,008	197,008
Additional paid-in capital	17,902,358	15,402,358
Accumulated deficit	(13,102,418)	(11,199,621)
Total stockholder's equity	4,996,948	4,399,745
Total liabilities and stockholder's equity	$ 11,989,287	$ 8,467,450

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.

(A wholly-owned subsidiary of NLV Financial Corporation)

Statements of Operations and Changes in Stockholder's Equity

Years Ended December 31, 2006 and 2005

	2006	2005
Revenues		
Commissions	$ 33,621,632	$ 34,939,046
Investment advisor fees	12,289,634	11,078,905
Investment income	191,323	71,104
Marketing support	1,847,279	1,000,000
Total revenues	47,949,868	47,089,055
Operating expenses		
Commissions	28,950,869	30,173,506
Investment advisor	10,785,325	9,795,704
Salaries	1,945,755	1;539,890
Other	9,060,237	3,911,347
Total operating expenses	50,742,186	45,420,447
(Loss) income before income taxes from continuing operations	(2,792,318)	1,668,608
Income tax (benefit) expense	(889,521)	607,433
Net (loss) income from continuing operations	(1,902,797)	1,061,175
Income from discontinued operations, net of income taxes	-	710,566
Net (loss) income	(1,902,797)	1,771,741
Stockholder's equity, beginning of year	4,399,745	3,270,757
Dividend To Parent	-	(642,753)
Capital Contribution From Parent	2,500,000	-
Stockholder's equity, end of year	$ 4,996,948	$ 4,399,745

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statements of Cash Flows
Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities		
Net (loss) income	$ (1,902,797)	$ 1,771,741
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	12,536	17,565
Deferred federal income tax provision	(517,981)	32,321
Income from discontinued operations	-	(710,566)
Changes in assets and liabilities:		
Income taxes recoverable from Parent	(221,804)	15,563
Investment advisor fees receivable	(188,261)	(322,139)
Other receivables	243,728	(446,127)
Prepaid expenses and other assets	(68,463)	(63,172)
Commissions payable	(729,992)	1,097,161
Income taxes payable to Parent	(185,433)	185,433
Accounts payable and accrued expenses	3,840,059	501,807
Net cash provided by continuing operations	281,592	2,079,587
Net cash used in discontinued operations	-	(489,556)
Net cash provided by operating activities	281,592	1,590,031
Cash flows from investing activities		
Change in restricted cash	-	11,610
Purchase of furniture and equipment	(165,000)	
Net cash (used in) provided by investing activities	(165,000)	11,610
Cash flows from financing activities		
Contribution from Parent	2,500,000	-
Minority interest distribution	-	(894,336)
Net cash provided by (used in) financing activities	2,500,000	(894,336)
Net increase in cash and cash equivalents	2,616,592	707,305
Cash and cash equivalents		
Beginning of year	5,358,496	4,651,191
End of year	$ 7,975,088	$ 5,358,496

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Equity Services, Inc. (the "Company"), is a broker-dealer and a wholly-owned subsidiary of NLV Financial Corporation (NLHC), which in turn is a wholly-owned subsidiary of National Life Holding Company (National Life). Previously the Company was wholly-owned by NL Capital Management, Inc., (NLCAP), a wholly-owned subsidiary of NLVF. As part of a corporate restructuring, NLCAP's name was changed to Sentinel Asset Management, Inc. (SAMI) effective October 1, 2005. On December 1, 2005 SAMI transferred its interest in the Company to NLVF.

The Company earns commissions from the sale of the Sentinel Group Funds, Inc. and from the sale of other mutual funds, direct placement programs, unit investment trusts and variable insurance and annuity contracts.

The Company also does business as ESI Financial Advisors, an investment advisor, and its income and expenses are reported as part of the results of Equity Services, Inc. Certain states require separate financial information for ESI Financial Advisors. For the years ended December 31, 2006 and 2005, ESI Financial Advisors had revenues of $12,289,634 and $11,078,905, respectively, and expenses of $10,785,325 and $9,795,704, respectively, included in these statements.

ESI Financial Advisors had assets under management of $1.322 billion and $1.348 billion at December 31, 2006 and 2005, respectively.

Sentinel Administrative Service Corporation (SAS Corp.) was a wholly-owned subsidiary of the Company. On October 1, 2005 the Company transferred its interest in SAS Corp. to SAM through a dividend. Prior to October 1, 2005 SAS Corp. was consolidated with the Company. Because of this transfer, SAS Corp. is included in the Company's results as discontinued operations for 2005.

2. Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Certain reclassifications have been made to conform prior periods to the current year's presentation.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of funds on deposit and investments in the Sentinel U.S. Treasury Money Market Fund.

Furniture and Equipment
Depreciation is provided on the straight-line method based upon estimated useful lives of the assets ranging principally from three to five years.

Revenue and Expense Recognition
Customers' security transactions and the related commission income and expenses are recorded on a trade date basis. Service fees, investment advisor fees and custodial fees are recognized as revenue when earned.

Income Taxes
The Company participates in the consolidated federal income tax return of NLHC. The amount of income tax as determined on a consolidated return basis is allocated to each company based on its share of the total liability computed as if each company was filing a separate return. The Company settles its income tax liability with NLHC quarterly or is reimbursed by NLHC for any net operating losses utilized by the consolidated group. The Company received from (paid to) NLHC $35,697 and ($779,700) for the years ended December 31, 2006 and 2005, respectively. In 2006 the benefit received from NLHC was through intercompany accounting. The 2005 amount was made through a cash payment to NLHC.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital and Reserve Information

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended which requires minimum "net capital" of the greater of $100,000 or 6 2/3% of "aggregate indebtedness" subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0.

Aggregate indebtedness, net capital and the ratio of aggregate indebtedness to net capital at December 31, 2006, are as follows:

Aggregate indebtedness	$ 6,992,339
Net capital	$ 3,099,190
Ratio of aggregate indebtedness to net capital	2.26

The operations of the Company do not normally include the physical handling of securities or the maintenance of open customer accounts. Such activities are performed by the Company's clearing broker on a fully disclosed basis. Accordingly, the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(2) of such rule.

4. Furniture and Equipment

Furniture and equipment owned by the Company at December 31, 2006 and 2005 comprise:

	2006	2005
Furniture and equipment	$ 876,493	$ 711,493
Accumulated depreciation	(710,397)	(697,861)
Net furniture and equipment	$ 166,096	$ 13,632

Depreciation expense for the years ended December 31, 2006 and 2005 was $12,536 and $17,565, respectively.

5. Income Taxes

The Company's income tax benefit/expense includes federal and state income tax benefits of $315,484 and $56,056 for 2006, respectively, and expense of $544,611 and $30,502 for 2005, respectively. Income taxes recoverable from NLHC at December 31, 2006 was $221,804. Income taxes payable to NLHC at December 31, 2005 was $185,433. Total federal taxes differ from amounts computed using the nominal federal income tax rate of 35% primarily because of state taxes and nondeductible meals and entertainment expenses.

The net deferred tax asset recorded in the statements of financial condition at December 31, 2006 is related to the accrual of estimated market differences pertaining to the Securities and Exchange Commission (SEC) inquiry and in 2005 it related to the allowance for doubtful accounts. The deferred tax asset was $563,500 and $45,519 at December 31, 2006 and 2005, respectively. The change in deferred tax asset during 2006 and 2005 was $517,981 and ($32,321), respectively. There are no deferred tax liabilities recorded at December 31, 2006 and 2005.

In accordance with the Company's tax sharing agreement with NLHC, the Company is reimbursed for net operating loss carry forwards and tax credits utilized in the consolidated tax return. Accordingly, management believes it is more likely than not that the Company will realize the benefit of deferred tax assets.

6. Related Party Transactions

Commissions earned by the Company relating to sales of Sentinel Group Funds, Inc. (the Funds) shares and variable annuity products sponsored by National Life Insurance Company (NLIC) were $6,105,215 and $7,143,532 for the years ended December 31, 2006 and 2005, respectively. Other receivables include $149,206 and $185,659 at December 31, 2006 and 2005, respectively, related to these commissions and other miscellaneous revenues and expense reimbursements due from the Funds. The company received revenue sharing on the variable annuity and variable universal life products in the amount of $1,183,441 in 2006 which is included in marketing support revenues.

Investment advisor fees earned from American Guaranty and Trust Company, a former affiliate and subsidiary of NLVF, were $265,647 and $232,052 for the years ended December 31, 2006 and

2005, respectively. Other receivables include $57,150 and $42,513 at December 31, 2006 and 2005, respectively related to these advisor fees.

NLIC provides the Company with occupancy, administrative services and access to its distribution network. The charges for these services are determined by NLIC. Charges for costs allocated to the Company for the years ended December 31, 2006 and 2005 were $1,892,874 and $257,443, respectively, which are included in other expenses. The costs included in the agreement are for employee, facility and marketing expenses. Accounts payable and accrued expenses include $2,505,007 and $536,283 at December 31, 2006 and 2005, respectively, for such allocated costs. Also as a part of the expense sharing agreement the Company has with NLIC is a reimbursement for a portion of such allocated costs by affiliated companies. Such reimbursements were $256,903 and $203,281 for the years ended December 31, 2006 and 2005, respectively, and were included in other expenses. Other receivables include $21,409 and $14,443, respectively, at December 31, 2006 and 2005 related to these reimbursements.

The Company also shared employees and facilities with affiliated companies and was billed for administrative and computer support charges. Such charges were discontinued in 2005 and totaled $317,940 for the year ended December 31, 2005. There were no amounts included in accounts payable and accrued expenses related to these costs at December 31, 2006 or 2005.

The Company is the distributor of variable universal life and variable annuity products issued by NLIC. In connection with the distribution of these products, the Company pays 100% of the commissions received to its registered representatives. NLIC acts as the paymaster for these commissions on behalf of the Company. Commission revenue and expense associated with these products was $5,144,074 and $6,389,030 for the years ended December 31, 2006 and 2005, respectively.

Effective May 23, 2005 the Company and Sentinel Financial Services Company (SFSC), a registered broker dealer, executed an amendment to their Dealer Agreement with respect to the Funds. SFSC agreed to pay additional fees for marketing support to the Company based on sales and assets in exchange for the opportunity to provide education and marketing support. Marketing support income for the years ended December 31, 2006 and 2005 included $654,088 and $1,000,000, respectively, for these additional fees. Other receivables included $49,533 and $480,000 at December 31, 2006 and 2005, respectively, for these fees.

The Company's cash equivalents include $4,244,482 and $4,853,195 at December 31, 2006 and 2005, respectively, of the Sentinel U.S. Treasury Money Market Fund.

The Company has experienced losses from operations for twenty-four of the past twenty-seven years and has an accumulated deficit of $13,102,418 at December 31, 2006. The Company has received sufficient equity contributions from its parent, NLVF, to enable it to meet its contractual obligations as they become due. NLVF has committed to continue such equity contributions as necessary. In 2006 NLVF contributed $2,500,000 to the Company for this purpose.

7. Regulatory Matters

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

The Company has received an inquiry from the SEC regarding the monitoring of investment models in one of the Company's advisory programs. The Company has accrued $1.6 million as a potential expense for the estimated market differences related to the variance of certain advisory accounts' investments mix from the originally assigned investment model.

8. Contingencies

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company except as disclosed in Regulatory Matters, Note 7, and below.

On March 9, 2006, the Company received an inquiry from the National Association of Securities Dealers, Inc. (NASD) primarily related to the payment of non-cash compensation to registered representatives. The Company has reserved $350,000 as a potential expense related to the resolution of this inquiry.

9. Discontinued Operations

On October 1, 2005 the Company transferred its interest in SAS Corp. to the Company's former parent, SAMI. As the transfer was with an entity under common control, the interest was transferred at book value with no consideration of a gain or loss. The financial statements have been reclassified to reflect SAS Corp. operations as discontinued pursuant to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144). The operating results for discontinued operations have been included through their disposition date. In connection with this transfer, a non-cash dividend of $642,753 was distributed to SAMI.

Summary operating results of the discontinued operations are as follows:

Results of Operations of Discontinued SAS Corp.		**Year Ended December 31, 2005**
Service fees	$	4,785,155
Operating expenses		3,104,642
Income before income taxes and minority interset		1,680,513
Income Tax Expense		405,584
Income from operations before minority interest		1,274,929
Minority interest		564,363
Income from discontinued operations, net	$	710,566

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Schedule I – Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

Net capital	
Total consolidated stockholder's equity	$ 4,996,948
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	4,996,948
Deduct	
Other receivables	680,299
Furniture and equipment, net of accumulated depreciation	166,096
Prepaid expenses and other assets	965,323
	1,811,718
Net capital before haircuts on securities position and other deductions	3,185,230
Haircut on cash equivalents	86,040
Other deductions	-
Net capital	$ 3,099,190
Aggregate indebtedness	
Commissions payable	$ 2,219,325
Income taxes payable to Parent	-
Accounts Payable- general	115,899
Accounts payable - trade	4,657,115
Total aggregate indebtedness	$ 6,992,339
Computation of basic net capital requirement	
Minimum net capital requirement (greater of $100,000 or 6 2/3% of aggregate indebtedness of $6,992,339)	$ 466,156
Excess net capital	$ 2,633,034
Excess net capital at 1,000%	$ 2,399,956
Ratio of aggregate indebtedness to net capital	2.26

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited amended Focus Report as of December 31, 2006.

Equity Services, Inc.

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5 - Broker/Dealer

December 31, 2006



SEC MAIL
PROCESSING
RECEIVED
FEB 2 8 2007
SECTION
WASH., D.C.
190



PricewaterhouseCoopers LLP
100 Pearl Street
Hartford, CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

To the Board of Directors
and Stockholder of Equity Services, Inc.:

In planning and performing our audit of the financial statements of Equity Services, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

PRICEWATERHOUSECOOPERS

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2007

END